Exro Announces Strategic Development Agreement with Linamar for Electric Drive Solution to Advance Electric Vehicle Adoption

•Linamar and Exro have agreed to develop an advanced eAxle utilizing Coil DriverTM technology to improve cost and performance of Linamar’s eAxle product line.
•This advanced technology can be used in a wide range of electric vehicle applications.
•Completed testing and validation of prototypes is planned for Q2 2022. Following successful testing of the eAxle program, Exro and Linamar will promote the technology to the market with the intention of commercializing the Coil DriverTM eAxle into series production.

Calgary, Alberta (June 17, 2021) – Exro Technologies Inc. (TSXV: EXRO, OTCQB: EXROF) (the “Company” or “Exro”), a leading clean technology company that has developed a new class of power electronics for electric motors and batteries, today announced a strategic development agreement with Linamar Corporation (“Linamar”), a global powerhouse in automobile parts manufacturing, to develop an advanced electric drive solution for electric vehicles.

Linamar is a leading tier one manufacturer of advanced mobility solutions for the automotive industry that stands at the intersection of leading-edge technology and deep manufacturing expertise. Linamar has over 26,000 employees in 61 manufacturing locations, 12 R&D centres and 25 sales offices in 17 countries in North and South America, Europe and Asia which generated sales of $7.4 billion in 2019. Customers include top automotive manufacturers, commercial vehicle manufacturers and multinational delivery services companies.

Linamar and Exro have agreed to develop an advanced eAxle utilizing Coil DriverTM technology to improve cost and performance of Linamar’s eAxle product line. An eAxle is an integrated electric drive solution for battery electric vehicles (“BEV”) or fuel cell electric vehicles (“FCEV”). The integrated solution provides better manufacturing cost, efficient volume usage, without sacrificing key performance capabilities.

With the growing demand for electrified vehicles around the world to reduce carbon emissions, there is still a critical gap in electric vehicle affordability and performance to achieve mass adoption. An advanced eAxle solution can help to bridge that gap to cost-effective and high-performance battery electric vehicles.

Initial demonstration of this technology will utilize Linamar’s Medium Duty eAxle product. In the initial phase of the development, Exro will supply Coil DriverTM development samples and optimized electric motors for integration in eAxle program testing. Linamar will supply and integrate the remaining critical elements of the eAxle system, including the gear box assembly, for lab and on-road testing. Completed testing and validation of prototypes is planned for the second quarter of 2022. Following successful testing of the eAxle program, Exro and Linamar will promote the technology to the market with the intention of commercializing the Coil DriverTM eAxle into series production.
“Exro came to us with a unique solution for our electric drive program that we believe is a step in the right direction for accelerating the adoption of electric vehicles,” commented Linamar CEO Linda Hasenfratz. “This integrated design can pave the way for cost-effective and high performing electric propulsion systems that are essential to scale the transition to electric mobility.”
Sue Ozdemir, Exro Chief Executive Officer said, “We are very excited for this development with Linamar, who has been a staple in auto industry manufacturing for decades. This strategic development agreement marks one of our biggest milestones to date and represents a huge opportunity for us to become an integral part of the EV supply chain for major automotive companies.”

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil DriverTM, expands the capabilities of electric powertrains by enabling intelligent optimization for efficient energy consumption. Exro is working with many partners from all over the world to bring their technology to the electric mobility industries and beyond.
For more information visit our website at www.exro.com.
Visit us on social media @exrotech.
Contact Information
Investor inquiries: ir@exro.com
Canada investors: Jake Bouma at 604-317-3936
United States investors: Vic Allgeier at 646-841-4220

Media inquiries: media@exro.com

About Linamar Corporation

Linamar Corporation (TSX: LNR) is an advanced manufacturing company where the intersection of leading-edge technology and deep manufacturing expertise is creating solutions that power vehicles, motion, work and lives for the future. Linamar is made up of two operating segments – the Industrial segment and the Mobilty segment, both global leaders in manufacturing solutions and world-class developers of highly engineered products. The Industrial segment comprises Skyjack and MacDon. Skyjack manufactures scissor, boom and telehandler lifts for the aerial work platform industry. MacDon manufactures combine draper headers and self-propelled windrowers for the agricultural harvesting industry. The Mobility segment is subdivided into three regional groups: North America, Europe and Asia Pacific. Within the Mobility segment, the regional groups are vertically integrated operations combining expertise in light metal casting, forging, machining and assembly for both the global electrified and traditionally powered vehicle markets. The Mobility segment products are focused on both components and systems for new energy powertrains, body and chassis, driveline, engine and transmission systems of these vehicles. McLaren Engineering provides design, development, and testing services for the Mobility segment. Linamar has over 26,000 employees in 61 manufacturing locations, 12 R&D centres and 25 sales offices in 17 countries in North and South America, Europe and Asia which generated sales of $7.4 billion in 2019. For more information about Linamar Corporation and its industry leading products and services, visit www.linamar.com or follow us on Twitter at @LinamarCorp.

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